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SEC File Number
0-27889
------------
Cusip Number
301942 40 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)
☒ Form 10-K      ☐  Form 20-F      ☐  Form 11-K     ☐  Form 10-Q      ☐  Form 10-D     ☐  Form N-SAR      ☐  Form N-CSR

For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

The Amacore Group, Inc.

Full Name of Registrant

Eye Care International, Inc.

Former Name if Applicable

1211 N. Westshore Blvd., Suite 512

Address of Principal Executive Office (Street and Number)

Tampa, FL 33607

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

The Registrant has limited administrative staff.  All of the information necessary for the preparation of the report (including without limitation financial information) cannot be obtained and reviewed on a timely basis without unreasonable effort or expense.
(Attach Extra Sheets if Needed)

SEC 1344 (05-06)
PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Giuseppe Crisafi	813	289-5552
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     Yes   ☒        No    ☐

      ________________________________________________________________________________________________

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  Yes   ☒        No    ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the  reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be a significant change in the results of operations from the year ended December 31, 2006 to the year ended December 31, 2007.  In particular, for the year ended December 31, 2007, the Registrant anticipates that its revenues will be approximately $4,300,000, gross profit will be approximately $2,140,000, operating expenses will be approximately $23,000,000 (including approximately $10,300,000 of stock and warrant compensation), operating loss will be approximately $21,000,000 and net loss available to common shareholders will be approximately $21,600,000, largely as a result of increases in revenue due to acquisitions completed in 2007 and consulting, payroll and benefits, stock and warrant compensation, professional fees, travel and entertainment, and selling and marketing expenses, all of which increased significantly when compared to the Registrant's results for the year ended December 31, 2006.  The Registrant cautions that the foregoing are forward looking statements and represent only Registrant's present expectations with respect to its results of operations.  The Registrant is still in the process of preparing its financial statements for the year ended December 31, 2007 and the final results of operations could differ from those described above and such differences could be material.

The Amacorp Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By: /s/ Giuseppe Cristafi
Giuseppe Cristafi, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).